                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 12 )*
                                           ----

                            ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                               (Name of Issuer)


                CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   013068101
                           ------------------------
                                (CUSIP Number)
Marshall E. Eisenberg                               Carol L. Bernick
NEAL, GERBER & EISENBERG                            2525 Armitage Avenue
Two North LaSalle Street, Suite 2200                Melrose Park, IL 60160
Chicago, Illinois 60602                             (708) 450-3051
(312) 269-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

--------------------------                        ----------------------------
   CUSIP NO. 013068101              13D                Page 2 of 10 Pages
--------------------------                        ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Carol L. Bernick
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,548,254
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,536,266
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,548,254
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,536,266
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,084,520
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Excluded are 600,000 Class B shares held directly by Bernick's spouse; 46,360 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,457 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees Profit Sharing plan. Bernick disclaims beneficial ownership of such shares.
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
      39.70%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

--------------------------                         -----------------------
CUSIP NO. 013068101                   13D             Page 3 of 10 Pages
--------------------------                         -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CLB GRAT Trust, u/a/d 9/15/93
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                     [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,943,954
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,943,954
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,943,954
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not applicable                                                  [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.90%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

*SEE INSTRUCTIONS

-----------------------                                  ---------------------
CUSIP NO. 013068101                    13D                 Page 4 of 10 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KSL Property Trust II, u/a/d 10/31/98
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS *
 4
      Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)
 5                                                                    [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,928,817
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,928,817
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,928,817
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
12
      Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON *
14
      OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

--------------------------                        ----------------------------
   CUSIP NO. 013068101              13D                Page 5 of 10 Pages
--------------------------                        ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,409,884
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,409,884
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,409,884
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable.                                               [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
      10.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

--------------------------                        ----------------------------
   CUSIP NO. 013068101              13D                Page 6 of 10 Pages
--------------------------                        ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5                                                                  [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,234,382
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,234,382
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,234,382
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable.                                               [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
13
      12.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP NO.  013068101                  13D                     Page 7 of 10 Pages


Item 1. Security and Issuer.

        Title of Class of Securities:        Class B Common Stock, $.22 par
                                             value per share ("shares" or "Class
                                             B shares")

        Name and Address of Issuer:          Alberto-Culver Company (the
                                             "Company")
                                             2525 Armitage Avenue
                                             Melrose Park, IL 60160

Item 2. Identity and Background.

        (a)  Name of Person Filing:          (1)  Carol L. ("Bernick")
                                             (2)  CLB GRAT Trust, u/a/d 9/15/93
                                                  (the "CLB Trust")
                                             (3)  KSL property Trust II, u/a/d
                                                  12/18/31 (the "Property
                                                  Trust")
                                             (4)  Bernice E. Lavin Trust, u/a/d
                                                  12/18/87 (the "BEL Trust")
                                             (5)  Leonard H. Lavin Trust, u/a/d
                                                  12/18/87 (the "LHL Trust")

        (b)  Address:                        c/o Carol L. Bernick
                                             2525 Armitage Avenue
                                             Melrose Park, IL 60160

        (c)  Principal Business:             (1)  Bernick, an individual, is a
                                                  Director, Vice Chairman and
                                                  Assistant Secretary of the
                                                  Company, and President
                                                  Alberto-Culver North America,
                                                  a division of the Company.
                                             (2)  Trust Administration
                                             (3)  Trust Administration
                                             (4)  Trust Administration
                                             (5)  Trust Administration

        (d)  Prior Criminal Convictions:     None

        (e)  Prior Civil Proceedings with
             Respect to Federal or State
             Securities Laws:                None

        (f)  Citizenship/Organization:       (1)  U.S. Citizen
                                             (2)  Illinois Trust
                                             (3)  Illinois Trust
                                             (4)  Illinois Trust
                                             (5)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

        On February 9, 2001, Bernick was added as a co-trustee to each of the BEL Trust and the LHL Trust, having shared voting and dispositive power over the Company common stock held by those trusts. The BEL Trust owns 3,409,884 Class B shares and 64 shares of Class A common stock of the Company (the "Class A shares"). The LHL Trust owns 4,234,382 Class B shares. Also on February 9, 2001, Bernick, as trustee of the Property Trust (a trust for the benefit of Bernick's sister), sold 65,000 Class B shares in the open market. On December 26, 2000, Bernick as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the "Revocable Trust"), donated (i) 39,400 Class B shares to the Howard and Carol Bernick Family Foundation (a charitable private foundation of which Bernick is the President and a Director) and (ii) 19,700 Class B shares to the Carol and Howard Bernick Supporting Foundation, a public charity.

CUSIP NO.  013068101                  13D                     Page 8 of 10 Pages


Item 4. Purpose of Transaction.

        The transactions were for the Bernick family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.


Item 5. Interest in Securities of the Issuer.

        (a)  (i)    Amount of Class B Shares Beneficially Owned: 13,084,520
                    shares total: 257,148 shares held as trustee of the Revocable Trust; 1,943,954 shares held as co-trustee of the CLB Trust; 1,928,817 shares held as trustee of the Property
                    Trust; 3,409,884 shares held as co-trustee of the BEL Trust;
                    4,234,382 shares held as co-trustee of the LHL Trust; 71,400 shares held by the Howard and Carol Bernick Family
                    Foundation; 222,527 shares held as trustee of a trust for the benefit of Bernick's nephew (the "Nephew Trust");
                    100,000 shares as trustee of the Lavin Survivorship
                    Insurance Trust II (the "Lavin Survivorship Trust"); 300,600 shares held as co-trustee of a trust for Bernick's benefit;
                    87,528 shares as trustee of trusts for the benefit of Bernick's sons (the "Sons Trusts"); 520,000 shares held by
                    Lavin Family Foundation (a charitable private foundation of which Bernick is a Director and Vice President); and 8,280 shares held as a participant in the Alberto-Culver
                    Employees' Profit Sharing Plan.

             (ii) Percentage of Class B Shares Beneficially Owned: 39.70% total: .78% as trustee of the Revocable Trust; 5.90% as co-trustee of the CLB Trust; 5.85% as trustee of the Property Trust; 10.35% as co-trustee of the BEL Trust; 12.85% as co-trustee of the LHL Trust; .22% as a Director and the President of the Howard and Carol Bernick Family Foundation; .68% as trustee of the Nephew Trust; .30% as trustee of the Lavin Survivorship Trust; .91% as co-trustee of a trust for Bernick's benefit; .27% as trustee of the Sons Trusts; 1.58% as a Director and Vice President of Lavin Family Foundation; and .03% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 32,957,471 Class B shares outstanding as of December 1, 2000).

        (b) Number of Class B Shares as to which Bernick, CLB Trust, Property Trust, BEL Trust and LHL Trust have:

                                   Bernick         CLB Trust     Property Trust     BEL Trust      LHL Trust
                                   -------         ---------     --------------     ---------      ---------
(i)   Sole power to vote:        4,548,254/1/      1,943,954        1,928,817           0              0
(ii)  Shared power to vote:      8,536,266/2/          0                0           3,409,884      4,234,382
(iii) Sole power to dispose:     4,548,254/1/      1,943,954        1,928,817           0              0
(iv)  Shared power to dispose:   8,536,266/2/          0                0           3,409,884      4,234,382

        /1/ The 4,548,254 shares held by Bernick and reflected as sole power to vote and sole power to dispose include 257,148 Class B shares held as trustee of the Revocable Trust; 1,943,954 Class B shares held as trustee of the CLB Trust; 1,928,817 Class B shares held as trustee of the Property Trust; 222,527 Class B shares held as trustee of the Nephew Trust; 100,000 Class B shares held as trustee of the Lavin Survivorship Trust; 87,528 Class B shares held as trustee of the Sons Trusts; and 8,280 Class B shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.
        /2/ The 8,536,266 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 300,600 Class B shares held as co-trustee of a trust for her benefit; 520,000 Class B shares held by the Lavin Family Foundation; 3,409,884 Class B shares held as co-trustee of the BEL Trust; 4,234,382 Class B shares held as co-trustee of the LHL Trust; and 71,400 Class B shares held by the Howard and Carol Bernick Family Foundation.

CUSIP NO.  013068101                  13D                     Page 9 of 10 Pages


Bernick shares the power to vote and dispose of the 520,000 shares held by Lavin Family Foundation, 3,409,884 shares held by the BEL Trust, and 4,234,382 shares held by the LHL Trust with her parents, Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs. Lavin. Bernick shares the power to vote and dispose of 71,400 shares held by the Howard and Carol Bernick Family Foundation with her spouse, Mr. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:


     (i)   Name of Person:              (1)      Leonard H. Lavin
                                        (2)      Bernice E. Lavin
                                        (3)      Howard B. Bernick
                                        (4)      Marshall E. Eisenberg

     (ii)  Address:                     (1),(2), 2525 Armitage Avenue
                                        and (3)  Melrose Park, Illinois  60160
                                        (4)      Neal, Gerber & Eisenberg Two
                                                 North LaSalle Street, Suite
                                                 2200 Chicago, Illinois 60602

     (iii) Principal Business:          (1)      Leonard H. Lavin, an
                                                 individual, is a Director and
                                                 the Chairman of the Company
                                        (2)      Bernice E. Lavin, an
                                                 individual, is a Director and
                                                 the Vice Chairman, Secretary
                                                 and Treasurer of the Company
                                        (3)      Howard B. Bernick, an
                                                 individual, is a Director and
                                                 the President and Chief
                                                 Executive Officer of the
                                                 Company
                                        (4)      Marshall E. Eisenberg, an
                                                 individual, is an attorney and
                                                 a partner in the law firm Neal,
                                                 Gerber & Eisenberg, Chicago,
                                                 Illinois

     (iv)  Prior Criminal Convictions:  None.


     (v)   Prior Civil Proceedings
           with Respect to Federal or
           State Securities Laws:       None.


     (vi)  Citizenship/Organization:    U.S. Citizen.


The shares owned by Bernick and the percentage ownership specified herein does not reflect options to purchase 194,094 Class A shares held by Bernick directly; 100,200 Class A shares held as co-trustee of a trust for her benefit; 175,436 Class A shares held as trustee of the Revocable Trust; 421,378 Class A shares held by the Lavin Family Foundation; 80,088 Class A shares held as trustee of the Sons Trusts; 64 Class A shares held as co-trustee of the BEL Trust; and 40,000 Class A shares held by the Howard and Carol Bernick Family Foundation.

Also excluded are 600,000 Class B shares and 733,850 Class A shares (includes options to purchase 473,850 Class A shares) held directly by Bernick's spouse; 5,100 Class A shares and 46,360 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,457 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c)  None, except as reported in Item 3 above.

(d)  None.

(e)  Not applicable.

CUSIP NO.  013068101                  13D                    Page 10 of 10 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.


Item 7.   Material to be Filed as Exhibits.

               None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001



Signature: /s/ Carol L.Bernick
          ------------------------------------------------------------------

Name/Title:    Carol L. Bernick, individually; as Co-trustee of the CLB GRAT
               Trust, u/a/d 9/15/93; as co-trustee of the Bernice E. Lavin
               Trust, u/a/d 12/18/87; as co-trustee of the Leonard H. Lavin
               Trust, u/a/d 12/18/87; as trustee of the KSL Property Trust II, u/a/d 10/31/98; and as trustee or co-trustee of various other trusts.